PRESS RELEASE

ASANKO GOLD ANNOUNCES DISMISSAL OF CLASS ACTION SECURITIES LAWSUIT

Vancouver, British Columbia, December 11, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announced today that a putative class action securities lawsuit filed in the United States District Court for the Eastern District of New York against Asanko and several executives has been dismissed.

The lawsuit, claiming that the Company made alleged misstatements or omissions in a technical report and a press release relating to the Company's mineral resources estimates, was voluntarily dismissed without prejudice by lead plaintiff on November 21, 2017.  No payment or any other consideration was paid by or on behalf of Asanko or its executives in connection with the lawsuit's dismissal.

The lawsuit was docketed under Sumethasorn v. Asanko Gold, Inc., et al., Civil Action No. 1:17-cv-03280-ILG-RML (E.D.N.Y.) in the United States District Court for the Eastern District of New York.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.